Exhibit 1.2

AMENDMENT NO. 1

TO

DEALER MANAGER AGREEMENT

This Amendment No. 1 (this “Amendment”) effective as of November 30, 2021, amends that certain Dealer Manager Agreement dated November 4, 2021 (as it may be amended from time to time, the “Dealer Manager Agreement”), by and between Cottonwood Communities, Inc., a Maryland corporation (the “Company”), and Orchard Securities, LLC (the “Dealer Manager”). Capitalized terms used herein but not defined shall have the meanings set forth in the Dealer Manager Agreement.

WHEREAS, the Company and the Dealer Manager desire to amend the Dealer Manager Agreement to revise the compensation terms as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Dealer Manager Fee. Section 7.3 of the Dealer Manager Agreement is deleted in its entirety and replaced in its entirety with the following:

7.3  An upfront wholesaling fee in an amount of 1.85% of the transaction price of the Class T Primary Sales, each Class D share sold by Dealer Manager in the Primary Offering (“Class D Primary Sales”) and each Class I share sold by Dealer Manager in the Primary Offering (“Class I Primary Sales” and, together with Class T Primary Sales and Class D Primary Sales, the “Primary Sales”), a portion of which will be re-allowed to certain wholesalers, some of which are internal to the Advisor and its affiliates. Such wholesaling fee will be reduced to the extent selling commissions and dealer manager fees are not reallowed to Selling Group Members. Further, such wholesaling fee may be reduced with respect to Class I Primary Sales to the Company’s friends and family described in the Prospectus in the amounts set forth on Schedule A hereto. No upfront wholesaling fee will be paid with respect to any DRP shares.

2. Sales by the Dealer Manager. Section 7.7 of the Dealer Manager Agreement is deleted in its entirety and replaced in its entirety with the following:

7.7 The Dealer Manager may also sell the Shares as a Selling Group Member, thereby becoming entitled to selling commissions, distribution fees and dealer manager fees. To the extent the Dealer Manager sells any Class T shares as a Selling Group Member, the total cap on aggregate selling commissions, dealer manager fees and distribution fees paid with respect to such Class T shares is 3.5% of gross proceeds of such Class T shares sold in the Primary Offering.

3. Continuing Obligations of the Company and the Dealer Manager. The Company and the Dealer Manager shall remain subject to all other terms and conditions of the Dealer Manager Agreement.

4. Counterparts. This Amendment may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.

5. Governing Law. This Amendment shall be governed by and construed in accordance with Section 19 of the Dealer Manager Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year first above written.

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Adam Larson
Name:	Adam Larson
Title:	Chief Financial Officer

ORCHARD SECURITIES, LLC

By:	/s/ Kevin C. Bradburn
Name:	Kevin C. Bradburn
Title:	President

Schedule A

Purchaser	Wholesaling Fee
Executive officers and directors of the Company, officers of the Company, the Advisor and its affiliates, and immediate family members of any such individuals	0%

Employees of the Company and the Advisor and its affiliates and immediate family members of any such individuals	0.4% retained by Orchard

Joint venture partners, consultants, other service providers, business associates and other individuals with whom the executive officers and directors of the Company have a close pre-existing relationship	1.0% (0.4% retained by Orchard, 0.6% reallowed to wholesaler)